Filed by Fairmount Santrol Holdings Inc.

Commission File No. 001-36670

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Fairmount Santrol Holdings Inc.

Commission File No. 001-36670

Vote FOR the Merger of Fairmount Santrol / Unimin In December 2017, Fairmount Santrol and Unimin Corporation, a wholly owned subsidiary of SCR-Sibelco, announced a compelling, strategic combination that will deliver value to shareholders. Significant Value for FMSA Shareholders — $170M cash consideration (~$0.74/FMSA share) — 35% ownership of stronger, well-positioned combined company Increased Scale and Diversity and Growth Opportunities Compelling Financial Profile YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY SHARES YOU OWN! Using the enclosed proxy card, please vote FOR the merger. FOLLOW THE EASY INSTRUCTIONS TO VOTE TODAY BY TELEPHONE, INTERNET, OR MAIL! If you have questions about or need assistance in voting Shareholders of FMSA must vote by your shares, please contact our proxy solicitation firm: THURSDAY, MAY 24TH. Participants in the Fairmount Minerals, Ltd. Retire-GEORGESON LLC ment Savings Plan, or 401(k) Plan, must vote by TOLL-FREE: (888) 877-5373 TUESDAY, MAY 22TH.

Creating a Leader in Proppant and Industrial Materials

SIGNIFICANT VALUE FOR FMSA SHAREHOLDERS

- FMSA shareholders will receive:
  - 35% ownership of a stronger, well-positioned combined company
  - $170 million cash consideration (~$0.74/FMSA share)
- Strong case for multiple uplift from combined company's larger industrial business

INCREASED SCALE AND GROWTH OPPORTUNITIES

- Diversity in product offerings, end markets and geographic footprint
- Increased scale and complimentary production and logistics assets enhance ability to meet proppant demand across all basins
- Greater exposure to industrial end markets, which have more predictable and stable earnings and cash flows
- Meaningful cross-selling opportunities

COMPELLING FINANCIAL PROFILE

- Significant combined earnings power, compounded by ~ $150M annual synergies, the majority of which are quickly achieved through the optimization of complementary assets.
- Strong free cash flow generation through-the-cycle, driving flexibility in capital allocation:
  - Rapid deleveraging of balance sheet

VOTE TODAY!

The Fairmount Santrol Board of Directors has approved the transaction and recommend shareholders use the enclosed proxy card to vote by telephone, internet or mail **FOR** the Merger of Fairmount Santrol and Unimin Corporation.

If you have questions about or need assistance in voting your shares, please contact our proxy solicitation firm:

GEORGESON LLC
TOLL-FREE: (888) 877-5373

Forward-Looking Statements

This communication contains statements which, to the extent they are not statements of historical or present fact, constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause actual results to differ materially from those anticipated or implied in forward looking statements are described in Fairmount Santrol's Form 10-K under the heading "Cautionary Statement Regarding Forward-Looking Information", as well as the information included in Fairmount Santrol's Current Reports on Form 8-K and other factors that are set forth in management's discussion and analysis of Fairmount Santrol's most recently filed reports with the SEC. Additional important factors that could cause actual results to differ materially from those indicated by forward-looking statements include risks and uncertainties relating to: the merger not being timely completed, if completed at all; if the merger is completed, the impact of any undertakings required by the parties in order to obtain regulatory approvals; prior to the completion of the merger, Fairmount Santrol's and/or Unimin's respective businesses experiencing disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, business partners or governmental entities; the industry may be subject to future regulatory or legislative actions that could adversely affect Fairmount Santrol's and/or Unimin's respective businesses; and the parties being unable to successfully implement integration strategies. While Fairmount Santrol and/or Unimin may elect to update forward-looking statements at some point in the future, Fairmount Santrol and Unimin specifically disclaim any obligation to do so, even if estimates change and, therefore, you should not rely on these forward-looking statements as representing our views as of any date subsequent to today.

Additional Information

FAIRMOUNT SANTROL STOCKHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT FILED BY UNIMIN CORPORATION ON APRIL 11, AS AMENDED, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. Investors and security holders will be able to obtain the documents free of charge at the SEC's website, sec.gov, or from Fairmount Santrol at its website, FairmountSantrol.com, or by contacting Indrani Egleston at 440-214-3219 or Matthew Schlarb at 440-214-3284.

Participants in Solicitation

Fairmount Santrol and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning Fairmount Santrol's participants is set forth in the proxy statement, dated April 6, 2017, for Fairmount Santrol's 2017 Annual Meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the merger will be included in the registration statement and proxy statement/prospectus and other relevant materials to be publicly filed with the SEC when they become available.